(d)(1)(ii)

January 1, 2016

Mr. Todd Modic

Senior Vice President

Voya Investments, LLC

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Dear Mr. Modic:

Pursuant to the Amended and Restated Investment Management Agreement, dated May 1, 2015, as amended, between Voya Variable Funds and Voya Investments, LLC (the “Agreement”), we hereby notify you of our intention to modify the breakpoints to the annual management fee for Voya Growth and Income Portfolio (the “Portfolio”), effective on January 1, 2016, upon all of the terms and conditions set forth in the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement. The Amended Schedule A, which indicates the modified breakpoints to the annual management fee for the Portfolio, is attached hereto.

Please signify your acceptance to the modified breakpoints to the annual management fee for the aforementioned Portfolio by signing below.

Very sincerely,

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson Senior Vice President Voya Variable Funds

ACCEPTED AND AGREED TO: Voya Investments, LLC

By:	/s/ Todd Modic
Name:	Todd Modic
Title:	Senior Vice President, Duly Authorized

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

VOYA VARIABLE FUNDS

and

VOYA INVESTMENTS, LLC

Series	Effective Date	Annual Management Fee (as a percentage of average daily net assets)
Voya Growth and Income Portfolio	January 1, 2016	0.600% on first $5 billion of assets; 0.550% on next $5 billion of assets; and 0.525% thereafter